August 2, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Mr. Daniel F. Duchovny

Re:	Crown Crafts, Inc.
Definitive Additional Soliciting Materials
Filed July 26, 2007
File No. 001-07604
Ladies and Gentlemen:
     Crown Crafts, Inc., a Delaware corporation (the “Company”), hereby transmits for filing the Company’s responses to comments of the Staff contained in the letter from Daniel F. Duchovny to the undersigned dated August 1, 2007.
     With respect to the Company’s assertion that “Wynnefield has previously encouraged the Company to take actions that, if followed, could have cost the Company more than $4.5 million,” the Company provides the following additional information:
     As noted in the Company’s letter to its stockholders dated July 16, 2007, in 2004, at the request of Wynnefield, the Company hired an investment banker to evaluate the repurchase of the warrants previously held by the Company’s lenders. Crown Crafts terminated that relationship when it became clear that any transaction would cost the Company in excess of $4.5 million, including investment banker fees. Ultimately, the Company, without hiring and paying an investment banker, successfully negotiated a refinancing of the Company’s debt in 2006 that resulted in the full cancellation of the lender warrants.
P.O. Box 1028  •  Gonzales, Louisiana 70707-1028  •  (225) 647-9100  •  Toll Free (800) 433-9560  •  Fax (225) 647-8331

Securities and Exchange Commission
August 2, 2007

     The Company hereby acknowledges that if the Company addresses these matters in any future filings, the Company will clarify the basis for its statements.
     Any comments or questions regarding the Company’s soliciting materials or this letter should be directed to the undersigned at telephone (225) 647-9122 or facsimile (225) 647-9104.
     Thank you.

Sincerely,

Amy Vidrine Samson
Chief Financial Officer